UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

350 Royal Palm Way, Suite 500

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

September 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D	Page 2 of 12

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 674,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 674,572
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,572(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 6,311,618 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.9% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of June 15, 2022 is 63,753,722, as reported in the Issuer’s Information Statement, filed with the SEC on June 17, 2022.

CUSIP No. 760416107	SCHEDULE 13D	Page 3 of 12

1	Names of Reporting Persons Avery Conner Capital Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) OO

(3)

4,724,662 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D	Page 4 of 12

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 450,000
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 450,000
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,174,662(1),(3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 5 of 12

1	Names of Reporting Persons Susan D. Hudson, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 6 of 12

1	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 7 of 12

1	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 8 of 12

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 462,384
	8	Shared Voting Power 0
	9	Sole Dispositive Power 462,384
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 462,384(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 9 of 12

This Amendment No. 20 (“Amendment No. 20”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 20 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to delete the last paragraph thereof and add the following:

On September 22, 2022, the Group delivered a letter to the Board (the “September 22 Letter”), the text of which is set forth below:

Dear Directors,

As holders of approximately 9.9% of the common stock of Republic First Bancorp, Inc. (“Company”), we write to express our serious concerns regarding the current state of the Company and specifically the inaction, extreme lack of transparency and apparent self-enrichment by a certain member of the Board that threatens the Company, its shareholders and its other constituencies.

It has been over 77 days since Vernon Hill resigned as CEO of the Company and the Board appointed Benjamin Duster as a director. The only publicly reported action that has been taken by the Company for the benefit of the shareholders during that period is the Board has fired Shirley Hill and Brian Tierney. Conversely, during that same time period, Mr. Madonna has taken multiple actions to consolidate his power and secure control over the Board and its future by implementing multiple actions designed to entrench and potentially enrich himself at the expense of the shareholders. The actions are an embarrassment and suggest Mr. Madonna’s time at the helm should perhaps end.

Incredibly, we have seen no movement on the very items shareholders expected the Board would immediately move forward to address; in fact, the Company lacks as much transparency as before. While we understand the WilmerHale independent review is complete according to Mr. Madonna, we have seen no further update on the findings of that review. The Company has still not released its Form 10-K or Form 10-Qs, withholding financial information that the Company’s shareholders and its other constituencies need. Also, the Company continues to receive from NASDAQ continuing delisting notices; all signs of continuing paralysis in the Company. Even the Company’s investor relations page has been deactivated, leaving shareholders and other constituencies without direct access to basic information about the Company. And, finally, the Company and its shareholders haven’t convened for an annual shareholder meeting in nearly 18 months with no sign of one coming any time soon – accordingly, some directors remain entrenched without accountability to the shareholders for the many failures of the Company over this period. Couple these items with call reports reflecting continued poor financial performance and it’s no surprise that the Company’s stock price continues to suffer. In the interest of all shareholders, we demand that the Board immediately release WilmerHale’s findings, the Company file its long delayed Form 10-K and Form 10-Qs, regain its good standing with NASDAQ, reactivate the Company’s investor relations page and hold an annual meeting of shareholders.

CUSIP No. 760416107	SCHEDULE 13D/A	Page 10 of 12

Further, as stated in our most recent letter to the Board on September 16, we initially applauded the effort and appreciated the Board finally moving forward after months of needless delay, and expressed our hope that we could now participate with the Board in an expedient, fair and transparent process. However, we are concerned that this is all for show and there is no real strategy to move forward. The draft NDA shared with us is wildly impractical for what the Company actually needs its shareholders to do and prohibits us from recommending board members and injecting the additional capital the Company sorely needs. We, as well as other shareholders, deserve to be given the full opportunity to nominate candidates and elect directors who will work for all shareholders and not just a few. Put simply, the NDA is designed to stifle and handcuff any constructive engagement.

The original draft NDA also arrogantly required that all communications be directed through Harry Madonna and Lisa Jacobs. While that has been revised, we remain concerned that Mr. Madonna will not be able to exercise clear, impartial judgment through this process and urge the Board to disclose the membership of the Strategic Review Committee and require that all of its members be independent directors. Our concern stems from, among other things, the obvious conflict of interest created by Mr. Madonna’s increased $500,000 compensation for serving as Interim Chief Executive Officer of the Company and multi-million dollar golden parachute, which it appears the Board failed to notify the public about for a month. Mr. Madonna and Ms. Jacobs, apparently Mr. Madonna’s personal attorney, are not independent and, as a result, should immediately recuse themselves from any discussions in this regard as required by the Company’s own Code of Ethics. The remaining truly independent directors (Messrs. Cohen, Wildstein and Duster) should assume control of this process immediately without further delay. Given the near complete lack of engagement since we first made a proposal over six months ago, we have no reason to believe any proposal will ever be taken seriously by this Board and view the NDA as nothing more than an attempt to silence a shareholder who is working for the benefit of all holders.

Over these six months we have consistently sought to actively engage with the Board on our ideas. We’re proposing real solutions as we continue to believe a strategic solution along the lines we have laid out in our March 11 letter is the far better alternative for the Company to pursue for the benefit of the shareholders. We are willing to discuss a $50 million investment in the Company through the purchase of newly-issued convertible preferred shares at $3.25 per share that will convert immediately upon necessary approvals, thereby providing the Company with much needed capital. In addition, only to the extent desired by the Company and its shareholders, we would conduct a second step transaction to acquire common stock from existing investors at $3.25 to $3.50 per share, providing the Company’s shareholders who want an opportunity for liquidity and bringing our total ownership to as high as approximately 45% of the outstanding common stock of the Company (assuming full conversion of our preferred shares).

We reiterate that a financially attractive proposal from a strategic acquirer is highly unlikely given the financial position of the Company. The Company’s investment portfolio, which, based on the information in the bank’s two most recently filed call reports, has potential losses that we believe could be as high as $200 million. The Company needs a turnaround, not a sale at rock bottom prices where the only parties that benefit are executives, like Mr. Madonna, with expensive change in control agreements. In contrast, we have put on the table a structure that provides the Company with both the time and the capital to fix what is broken. In addition, under our structure, the Company would get the leadership it sorely needs at this critical junction with Greg Braca becoming CEO. There cannot be a more qualified individual than Greg, one of the leading bankers in the country today who is intimately familiar with the PA/NJ/NY market area. Mr. Madonna is nearly 80 years old and in semi-retirement. In addition, we have previously indicated Board representation commensurate with our economic ownership would provide further alignment while adding much needed expertise to this Company. The future belongs to those who are ready, willing and able to move the Company forward.

CUSIP No. 760416107	SCHEDULE 13D/A	Page 11 of 12

However, we don’t need an NDA to fix the Company. We didn’t six months ago and don’t today. Our making a proposal is not contingent upon entering an NDA, although we may be prepared to increase our offer upon a review of relevant documents to the extent we are provided an opportunity to do so on reasonable terms and such review supports such an increase. We stand by ready and willing to discuss the above with the Board knowing that they will act in the best interests of shareholders without delay. Time is ticking and the bank’s position will not improve with age alone. So rest assured, we will not go away. Shareholders deserve action and leadership that will act in their best interests and take the steps needed to fix the bank. We will, in that spirit, oppose anybody or any institution that resists and will utilize all resources, including a special meeting of shareholders if necessary, to save and fix this Company.

Very truly yours,

George E. Norcross, III

Gregory Braca

Philip A. Norcross

The Reporting Persons cannot predict any actions the Issuer, its Board or the Strategic Review Committee may take, the Issuer’s response to the September 22 Letter, or any meetings, letters or any other proposal, and there can be no assurances as to what further actions will be taken by the Issuer or the Reporting Persons and whether or when the Reporting Persons may develop any specific proposals to make to the Issuer, which may be made alone or with other persons, and how such actions will be taken or proposals made. The Reporting Persons may engage in discussions with management, the Board, shareholders or other persons regarding a variety of matters, including a potential transaction involving the Issuer, which may include the acquisition of Common Stock by the Group, whether through open market or privately negotiated transactions, or by merger, tender offer, or similar transaction, or the sale of any or all of the Issuer’s securities it may hold at any time, and certain governance matters, including the appointment of a Chief Executive Officer of the Issuer, which may include Gregory B. Braca or another qualified candidate. Each Reporting Person reserves the right to take actions, including those that relate to or could result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D, other than as described in this Item 4.

CUSIP No. 760416107	SCHEDULE 13D/A	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 22, 2022

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name:	Philip A. Norcross
Title:	Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca